UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2020

Commission File Number: 001-39131

LIMINAL BIOSCIENCES INC.

(Translation of registrant’s name into English)

440 Armand-Frappier Boulevard, Suite 300

Laval, Québec

H7V 4B4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K (the “Report”) and Exhibit 99.2 to this Report are hereby expressly incorporated by reference into the registrant’s registration statement on Form S-8 filed with the Securities and Exchange Commission on December 23, 2019 (File no. 333-235692).

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Appointment of New Directors

On September 1, 2020, Liminal BioSciences Inc. (the “Company”) announced the appointments of Mr. Alek Krstajic and Mr. Eugene Siklos to the Company’s Board of Directors (the “Board”), effective immediately. Mr. Krstajic and Mr. Siklos are being appointed to the Board of Directors to fill the vacancies caused by the resignations of Mr. Stefan Clulow and Mr. Zachary Newton. Mr. Krstajic will serve as non-executive chair of the Board and Mr. Siklos will also serve on the Board’s HR & corporate governance committee.

Mr. Krstajic and Mr. Siklos will be entitled to receive compensation for their services as directors consistent with the terms of the Company’s director compensation program, as described under “Director Compensation” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission (the “SEC”) on March 20, 2020, as amended on August 4, 2020.

Mr. Siklos is an employee of ThomVest Asset Management, the majority shareholder of the Company. Mr. Krstajic is an advisor without remuneration to entities affiliated with Thomvest Asset Management, the general partner of the majority shareholder of the Company. Both Mr. Siklos and Mr. Krstajic were nominated pursuant to nomination rights held by Structured Alpha LP (“SALP”), the parent of ThomVest Asset Management. There are no related-party transactions in which Mr. Krstajic and Mr. Siklos have an interest requiring disclosure.

On September 1, 2020, the Company issued a press release announcing the appointments of Mr. Krstajic and Mr. Siklos to the Board, which is furnished as Exhibit 99.1 to this Report.

Line of Credit Drawdown

In September 2020, the Company drew down $29.1 million under its non-revolving secured line of credit (“LOC”) provided by SALP, representing the entire balance that the Company may draw under the LOC. The principal amount borrowed under the LOC bears a stated interest of 10%, payable quarterly, and matures on April 23, 2024. As of August 31, 2020, the Company had cash and cash equivalents of approximately $13.6 million, and this LOC drawdown provides additional liquidity to support the Company’s ongoing operations.

Resubmission of Biologics License Application for Ryplazim® (plasminogen)

On September 8, 2020, the Company issued a press release announcing the resubmission of a biologics license application with the U.S. Food and Drug Administration of Ryplazim® (plasminogen) for the treatment of congenital plasminogen deficiency, which is furnished as Exhibit 99.2 to this Report.

EXHIBIT LIST

Exhibit	Description
99.1	Press release dated September 1, 2020
99.2	Press release dated September 8, 2020
99.3	Material Change Report dated September 14, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Liminal BioSciences Inc.

Date: September 14, 2020	By:	/s/ Kenneth Galbraith
		Name	Kenneth Galbraith
		Title:	Chief Executive Officer